April 5, 2019

Steven J. Fasching
Chief Financial Officer
Deckers Outdoor Corp.
250 Coromar Drive
Goleta, CA 93117

       Re: Deckers Outdoor Corp.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Filed May 30, 2018
           Form 8-K
           Filed January 31, 2019
           File No. 001-36436

Dear Mr. Fasching:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction